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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              ---------------------

                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
            (PURSUANT TO SECTION 13(e) (1) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934)

                                (Amendment No. 3)

                                (Final Amendment)

                                 RB Asset, Inc.
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                                (Name of Issuer)

                                 RB Asset, Inc.
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                      (Name of Person(s) Filing Statement)

     15% Non-Cumulative Perpetual Preferred Stock, Series A, par value $1.00
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                         (Title of Class of Securities)

                                   749254 207
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                      (CUSIP Number of Class of Securities)

                              Nelson L. Stephenson
                                 RB Asset, Inc.
                                645 Fifth Avenue
                               New York, NY 10022
                                 (212) 848-0201
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
         and Communications on Behalf of the Person(s) Filing Statement)

                                November 25, 1998
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     (Date Tender Offer First Published, Sent or Given to Security Holders)


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Item 4.  Interest of Securities of the Issuer.

    The Exchange Offer expired at 5:00 p.m., New York City time, on Thursday, December 24, 1998. Based on a final count by the Depository for the Offer, 415,273 shares of 15% Non-Cumulative Perpetual Preferred Stock, Series A, ("Series A Preferred Stock") were properly tendered and accepted for exchange by the Issuer.

    On December 30, 1998, the Issuer executed and delivered the Indenture with LaSalle National Bank, as Trustee, and issued in exchange for such shares of Series A Preferred Stock an aggregate of $10,771,000 principal amount of its Increasing Rate Junior Subordinated Notes due 2006 ("Subordinated Notes"). Interest shall accrue on such Subordinated Notes from December 30, 1998, the date of original issuance thereof.

    On December 31, 1998, the Issuer issued a press release with respect to the foregoing. A copy of such press release and a conformed copy of the Indenture are included as Exhibits to this Final Amendment to Schedule 13E-4 and are incorporated herein by reference.

Item 9.  Material to be filed as Exhibits.

Exhibit (a)(8) Press Release of the Company dated December 31, 1998.

Exhibit (b)(2) Conformed Copy of Indenture, dated as of December 30, 1998, by and between the Issuer and LaSalle National Bank, as Trustee.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct


                                          December 31, 1998




                                          By:  /s/ Nelson L. Stephenson
                                               ---------------------------------
                                                 Nelson L. Stephenson, President
                                                 and Chief Executive Officer






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